Exhibit 99.2

EXECUTION VERSION

July 29, 2015

STOCK SWAP AGREEMENT

BY AND AMONG

TELEFÓNICA, S.A.,

ON THE ONE SIDE, AND

SOCIETE D’INVESTISSEMENTS ET DE GESTION 108 SAS,

ON THE OTHER SIDE, AND

VIVENDI S.A.

DATED JULY 29TH, 2015

STOCK SWAP AGREEMENT AND OTHER COVENANTS

EXECUTION VERSION

July 29, 2015

This Stock Swap Agreement and Other Covenants (“Agreement”) is made and entered into on July 29, 2015, by and between:

TELEFÓNICA, S.A., a company incorporated and registered in Spain, with tax identification number A 28015865, with headquarters in the City of Madrid, Spain, at Gran Via, 28, 28013, herein represented by its undersigned attorney, hereinafter referred to as “Telefónica”;

SOCIÉTÉ D’INVESTISSEMENTS ET DE GESTION 108 SAS, a company incorporated and registered in France, with headquarters in the City of Paris, France, at 59 bis avenue Hoche, 75008, enrolled with the Federal Taxpayers’ Registry (CNPJ/MF) under No. 11.279.352/0001-44 herein represented by its undersigned attorney in fact, hereinafter referred to as “FrHolding108”, and

VIVENDI S.A., a company incorporated and registered in France, with identification number 343 134 763 RCS, with headquarters in the City of Paris, France, at 42 Avenue de Friedland, herein represented by its undersigned legal representative, hereinafter referred to as “Vivendi”;

Vivendi and FrHolding108 are jointly herein referred to as “Vivendi Parties”

Telefónica and the Vivendi Parties are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, on September 18, 2014, Telefónica, Vivendi, SOCIETE D’INVESTISSEMENTS ET DE GESTION 72 S.A., a company incorporated and registered in France, with headquarters in the City of Paris, France, at 59 bis avenue Hoche, 75008, enrolled with the Federal Taxpayers’ Registry (CNPJ/MF) under No. 11.828.893/0001-84 (“FrHolding72”), FrHolding108 (together with FrHolding72, the “FrHoldings”), TELEFÔNICA BRASIL S.A., a sociedade anônima incorporated and registered in Brazil, enrolled with the Federal Taxpayers’ Registry (CNPJ/MF) under No. 2.558.157.0001/62, with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Avenida Eng. Luis Carlos Berrini, 1376 (hereinafter, “Vivo”), GVT PARTICIPAÇÕES S.A., a sociedade anônima incorporated and registered in Brazil, with headquarters in the City of São Paulo, State of São Paulo at Av. Faria Lima, 4.300, 9th floor, enrolled with the Federal Taxpayers’ Registry (CNPJ/MF) under No. 10.242.813/0001-41 (hereinafter “GVT”) and GLOBAL VILLAGE TELECOM S.A., incorporated and registered in Brazil, enrolled with the Federal Taxpayers’

EXECUTION VERSION

July 29, 2015

Registry (CNPJ/MF) under No. 03.420.926/0001-24, with headquarters in the City of Maringá, State of Paraná, at rua João Paulino Vieira Filho, 752, entered into a Stock Purchase Agreement (“GVT Purchase Agreement”) by means of which the FrHoldings agreed to sell, and Vivo agreed to purchase from the FrHoldings 7,671,726,003 shares representing 100% (one hundred percent) of the total and voting capital stock of GVT, held by the FrHoldings (“GVT Shares”);

WHEREAS, as part of the consideration under the GVT Purchase Agreement, the Vivendi Parties received certain common and preferred shares issued by Vivo (the “Vivo Payment Shares”). In this respect, Vivendi Parties have undertaken certain commitments before CADE as contemplated in Paragraph 2.1, 2.2 and 2.3 of the Acordo em Concentraçaõ entered by Vivendi Parties and CADE on March 25th, 2015, in connection with Ato de Concentração 08700.009732/2014-93 decision published in the Official Gazette on April 7th, 2015

WHEREAS, in the course of negotiation of the GVT Purchase Agreement, Telefónica offered to deliver to the Vivendi Parties, in exchange for a number of Vivo Payment Shares, 1,110 million ordinary shares of Telecom Italia S.p.A., a corporation incorporated and registered in Italy, with tax identification number 00488410010, with headquarters in the City of Milan, Italy, at Piazza degli Affari, 2 (hereinafter “TI”), indirectly held by Telefónica (the “TI Shares”);

WHEREAS, in the context of the GVT acquisition, Telefónica and the Vivendi Parties executed on September 18th, 2014 a Stock Swap Agreement and other Covenants by virtue of which Telefónica undertook to deliver the TI Shares to FrHolding108 and FrHolding108 undertook to deliver to Telefónica (i) 12% of the total outstanding common shares (ONs) of Vivo, and (ii) 0,72% of the total outstanding preferred shares (PNs) of Vivo (the “Vivo Exchanged Shares”), received as part of the consideration under the GVT Purchase Agreement;

WHEREAS, the TI Shares, initially held by Telco S.p.A. (a company incorporated and registered in Italy, with tax identification number 05277610969, with headquarters in the City of Milan, Italy, at Via Filodrammatici n. 3 (“Telco”)), were transferred to a newly incorporated company fully owned by Telefónica as a result of the demerger of Telco, approved by the relevant extraordinary shareholders’ meeting on July 9th, 2014;

WHEREAS, the closing of the exchange of the TI Shares and of the Vivo Exchanged Shares as described in the preceding paragraph occurred on June 24, 2015, FrHolding108 thus remaining the owner of approximately 11.3% of the total outstanding preferred shares of Vivo;

EXECUTION VERSION

July 29, 2015

WHEREAS, in the course of the sale process of GVT, the Brazilian regulatory authorities imposed on the Vivendi Parties the commitment to divest its stake in Vivo in a certain period of time;

WHEREAS the Vivendi Parties are fully committed to fulfill the referred commitment imposed by the Brazilian regulatory authorities and for that purpose they consider that the exchange of a certain number of their Vivo shares for Telefónica shares will contribute to facilitate such fulfillment;

WHEREAS other commitments undertaken by the Vivendi Parties before the Brazilian regulatory authorities have also imposed on the Vivendi Parties restrictions in relation to their stake in Vivo, and the Vivendi Parties will confirm to the Brazilian regulatory authorities that they will not exercise their rights as a Telefónica shareholder in a way that could lead to a breach of such commitments; and

WHEREAS, on the date hereof, the Parties have agreed to swap the Vivo Swap Shares (as defined below) for the Telefónica Swap Shares (as defined below) (the “Transaction”) and each of the Parties has formed its own opinion of the value of the Transaction.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, agreements and conditions set forth herein, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1.	General Definitions. Wherever used in this Agreement, the following terms have the meanings described below:

“Agreement” means this Stock Swap Agreement.

“Affiliate” of any Party means another Party that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Party; and “Control” means in relation to a Party (a) the direct or indirect ownership of more than fifty percent (50%) of the total voting securities of such Party; or (b) the direct or indirect possession of the power to direct or cause the direction of the senior management and to establish and conduct the policies of such Party, whether through the ownership of voting securities, by contract or otherwise. Terms derived from Control, such as “Controlled”, “Controlling” and “under Common Control”, shall have a similar meaning to Control.

EXECUTION VERSION

July 29, 2015

“Applicable Law” means any Judgment, federal, state, local foreign, international or multinational treaty, constitution, statute or other law, ordinance, rule or regulation in Brazil, Spain or France, as applicable; and “Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any governmental entity (in each case whether temporary, preliminary or permanent)

“Business Day” means any day on which banks are open generally for business in the cities of Madrid, São Paulo and Paris.

“Quarterly Results Announcement Date” means the date on which Telefónica, S.A. publishes its quarterly results, which date shall be communicated by Telefónica to Vivendi in writing at least twenty (20) calendar days in advance.

“Telefónica Ordinary Shares” means the ordinary shares of EUR 1.00 each in the capital of Telefónica and listed on the Madrid Stock Exchange.

“Telefónica Swap Shares” means 46,000,000 Telefónica Ordinary Shares repurchased by and held in treasury by Telefónica representing 0.95% of the total outstanding Telefónica share capital, to be swapped for the Vivo Swap Shares.

“Transfer Tax” means all stamp duty, transfer, registration, documentary and other similar taxes or fees, together with any interest, additions and penalties with respect thereto.

“Vivo Swap Shares” means 58,400,000 preferred shares held by FrHolding 108 representing approximately 3.5% of the total outstanding Vivo share capital, to be swapped for the Telefónica Swap Shares.

ARTICLE 2

STOCK SWAP

2.1. Share Swap. On the terms and subject to the conditions hereof, at the Closing Date (as defined below), after the Conditions to Obligations referred to in Article 2.2. below have been fulfilled, (a) Telefónica shall swap the Telefónica Swap Shares for the Vivo Swap Shares, and (b) FrHolding108 shall swap the Vivo Swap Shares for the Telefónica Swap Shares, to be effected as follows (the “Swap”):

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(i)	FrHolding108 will transfer the Vivo Swap Shares to Telefónica; and

(ii)	Telefónica will transfer to FrHolding108 the Telefónica Swap Shares.

2.2. Conditions to Obligations. The obligation of the Vivendi Parties and Telefónica to consummate the Transaction is subject to the satisfaction on or before the Closing Date of the following conditions:

(a)	All approvals imposed by any governmental entity, including the approval by Conselho Administrativo de Defesa Econômica (“CADE”), necessary for the consummation of the Transaction shall have been obtained;

(b)	A notification to the Agencia Nacional de Telecomunicações (“ANATEL”) informing about the signature of this agreement shall have been filed by the Parties;

(c)	FrHolding108 shall have converted part of the portfolio investment (RDE-Portfolio) it holds in Vivo into a direct foreign investment (RDE-IED), such part corresponding to the Vivo Swap Shares (“Conversion”); and

(d)	No Applicable Law or Judgment enacted, entered, promulgated, enforced or issued by any governmental entity or any proceeding or other legal restraint or prohibition questioning the validity and legitimacy or preventing the consummation of the Transaction shall be in effect.

2.3. Other Commitments. The above-mentioned transfers shall be made through the execution of such documents and instruments as may be necessary to complete such transfer, pursuant to the laws respectively applicable, including, but not limited to, the registry by the bank responsible for the registration.

2.4. Tax Commitments. All Transfer Taxes resulting from any transaction affected by or under this Agreement shall be borne by the Party responsible for the payment of such taxes under the Applicable Law. Telefónica and FrHolding108 shall cooperate with each other in a timely manner with respect to preparing and making all filings, returns and reports as may be required to comply with any Applicable Law in connection with the payment of the Transfer Taxes.

EXECUTION VERSION

July 29, 2015

2.4.1. FrHolding108 and Telefónica hereby acknowledge and agree that FrHolding108 might incur taxable capital gains in Brazil as a result of the Transaction (“Swap Capital Gain”). In case there is Swap Capital Gain, Telefónica hereby undertakes to make its attorney-in fact duly enrolled with the Brazilian Revenue Service pay through SP Telecomunicações Participações Ltda. (“SP Telecom”) as its paying agent, pursuant to the provisions of article 26 of Law 10,833/03, the amount of the Brazilian Imposto de Renda na Fonte sobre Ganho de Capital (Withholding income tax on the Swap Capital Gain) (“Swap Income Tax Amount”) to the applicable tax authorities, pursuant to the calculation to be delivered by FrHolding108 to Telefónica on the Closing Date and following the computation method agreed as set forth in the spreadsheet attached to this letter as Annex I. This calculation will be based on the Telefónica stock price at the closing of the Madrid stock market on the Closing Date and shall indicate the Swap Income Tax Amount in BRL, as a result of the conversion of the amounts assessed in EUR to BRL based on the highest of the following exchange rates: (a) the exchange rate for selling released by the Central Bank of Brazil as of the second Business Day prior to the Closing Date; and (b) the exchange rate for selling released by the Central Bank of Brazil on the Closing Date.

2.4.2. FrHolding108 hereby undertakes to, 2 (two) Business Day before the Closing Date, estimate the amount of the Swap Income Tax Amount (“Preliminary Estimated Income Tax Amount”) according to the premises described in Article 2.4.3 below.

2.4.3. The Preliminary Estimated Income Tax Amount shall be based on the Telefónica stock price at the closing of the Madrid stock market on the second Business Day prior to the Closing Date and be assessed in Brazilian currency (“BRL”), as a result of the conversion of the amounts of the Swap Capital Gain assessed in Euro (“EUR”) to BRL based on the foreign exchange “PTAX” rate for selling (“PTAX – sale rate”) released by the Central Bank of Brazil as of the second Business Day prior to the Closing Date. The Preliminary Estimated Income Tax Amount will be increased by 4% (the “Estimated Income Tax Amount”).

2.4.4. FrHolding108 shall, on the first Business Day prior to Closing Date, before 10:00 am (CET), issue a payment order for the remittance of an amount in EUR equivalent to the amount in BRL of the Estimated Income Tax Amount using the same exchange rate used for calculation of the Estimated Income Tax Amount pursuant to Article 2.4.3 above to the benefit of SP Telecom, as the paying agent nominated by the attorney-in-fact of Telefónica, to the following bank account:

EXECUTION VERSION

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Beneficiary Customer: SP Telecomunicações Participações Ltda.

Correspondent Bank: Banco Santander S/A – Madrid – España

Swift (BIC CODE): BSCHESMMXXX

Account Number: 15439

Beneficiary Bank: Banco Santander (Brasil) S.A.

Swift (BIC CODE): BSCHBRSP

IBAN: BR1490400888036890130024794C1

2.4.5. On the Closing Date, at 1:00 pm (BRT)/ 6:00 pm (CET), or as soon as the exchange rate for selling is released by the Central Bank of Brazil and the Telefónica stock price at the closing of the Madrid stock market is available, the Swap Income Tax Amount shall be assessed on a definitive basis, pursuant to the calculation to be delivered by FrHolding108 to Telefónica and based on the criteria mentioned in Article 2.4.1 above.

2.4.6. On the Closing Date, as soon as the definitive calculation of the Swap Income Tax Amount is delivered by FrHolding108 to Telefónica pursuant to Article 2.4.1 above, Telefónica shall cause SP Telecom to, and SP Telecom shall, execute a foreign exchange transaction for inflow of the funds covered by the payment order issued by FrHolding108 pursuant to Article 2.4.4 above, in an amount equivalent to (a) the Swap Income Tax Amount, increased by (b) the gross up for payment of the Tax on Foreign Exchange Transactions (Imposto sobre Operações Financeiras—“IOF Exchange”) assessed on such foreign exchange transaction, subject to Telefónica providing to Vivendi the reasonable evidence of payment of the withholding of IOF Exchange by the bank.

2.4.7. Telefónica shall cause SP Telecom not to, and SP Telecom shall not, withdraw (or otherwise use, invest or encumber) the Estimated Income Tax Amount, except for purposes of closing the exchange transaction described in Article 2.4.6 above.

2.4.8. FrHolding108, SP Telecom and Telefónica hereby agree that:

(a)	Telefónica shall cause SP Telecom to, and SP Telecom shall, pay the total Swap Income Tax Amount, to the applicable tax authorities on the Closing Date, even if the amount of the funds covered by the payment order issued by FrHolding108 pursuant to Article 2.4.4 above is insufficient for the payment of the Swap Income Tax Amount and the amount of the IOF Exchange assessed on the foreign

EXECUTION VERSION

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exchange transaction described in Article 2.4.6 above. In this case, and based on the evidence of payment of the Swap Income Tax (i.e. applicable DARF) to be delivered by Telefónica to FrHolding108, FrHolding108 shall reimburse to SP Telecom the difference between (i) the Estimated Income Tax Amount, and (ii) the Swap Income Tax Amount grossed up for the payment of the IOF Exchange assessed on the foreign exchange transaction described in Article 2.4.6 above, to the account detailed in Article 2.4.4 above, within 1 (one) Business Day from the Closing Date; and

(b)	In case the Estimated Income Tax Amount is higher than the Swap Income Tax Amount grossed up for the payment of the IOF Exchange assessed on the foreign exchange transaction described in Article 2.4.6 above, Telefónica shall cause SP Telecom to, and SP Telecom shall, instruct the bank that has received the payment order issued by FrHolding108 to return to FrHolding108 the difference between (i) the Estimated Income Tax Amount and (ii) the Swap Income Tax Amount grossed up by the amount of the IOF Exchange assessed on the foreign exchange transaction described in Article 2.4.6 above, within 1 (one) Business Day from the Closing Date, to the following bank account of FrHolding108:

Beneficiary Customer: Société d’Investissements et de Gestion 108 SAS

Bank: Société Générale Paris

IBAN: FR76 3000 3031 7500 0201 7310 794

BIC code: SOGEFRPP

2.4.8.1. For the avoidance of doubt, Telefónica shall deliver to FrHolding108 the evidence of payment of the Swap Income Tax (i.e. applicable DARF) as soon as possible as from their payment to the relevant authorities.

2.4.9. In case SP Telecom executes a foreign exchange transaction for inflow of the funds covered by the payment order issued pursuant to Article 2.4.4 above in an amount superior to the Swap Income Tax Amount grossed up for the payment of the IOF Exchange assessed on the foreign exchange transaction described in Article 2.4.6 above by any reason, Telefónica shall cause SP Telecom to, and SP Telecom shall be obliged to, refund this amount to FrHolding108 in immediately available funds, including not only the positive difference between the Estimated Income Tax Amount and the Swap Income Tax Amount, but also the IOF Exchange paid upon the inflow of such funds into Brazil.

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2.4.10. Telefónica guarantees the return of any funds to FrHolding108 pursuant to Articles 2.4.8(b) and 2.4.9 above.

2.4.11. FrHolding108 and Vivendi hereby jointly and severally undertake, in accordance with the provisions of Article 8 of the GVT Purchase Agreement, to indemnify and hold Telefónica and SP Telecom harmless and indemnified for any loss, liability, claim, damage or expense suffered or incurred by Telefónica, its representatives and/or attorneys-in-fact and SP Telecom in connection with the Swap Capital Gain, the payment of the Swap Income Tax Amount and the reimbursement mechanisms mentioned above.

2.4.12. In the event of the Transaction not being concluded by the Parties, any possible amounts eventually delivered by FrHolding108 to Telefónica and SP Telecom, pursuant to this Article 2 should be entirely reimbursed to FrHolding108 net of taxes, within 2 (two) Business Days as from the contemplated Closing Date.

2.5. Vivendi Parties’ Commitment.

2.5.1 The Vivendi Parties commit:

2.5.1.1 until August 30th (the “First Lock up Period”) with respect to 100% of the Telefónica Swap Shares;

2.5.1.2 until the later of (a) September 30th, 2015 or (b) thirty (30) days after Closing; (the period between the Closing Date and the later of (a) and (b) hereinafter referred to as the “Second Lock up Period”), with respect to 100% of the Telefónica Swap Shares;

2.5.1.3 until the later of (a) November 30th, 2015 or (b) ninety (90) days after Closing; (the period between the Closing Date and the later of (a) and (b) hereinafter referred to as the “Third Lock up Period”), with respect to 50% of the Telefónica Swap Shares; and

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2.5.1.4 during the fifteen (15) calendar day period prior to (and including) any Quarterly Results Announcement Date (the “Results Black Out Period”), with respect to any Telefónica Swap Shares;

not to, directly or indirectly, offer, pledge, sell (including, but not limited to, through any type of transactions regarding derivatives, options, swaps, futures, collaterals, securities lending or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares in Telefónica), contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly (including through participation certificates, depositary or other receipt instrument, right or entitlement representing shares in Telefónica), any of such Telefónica Swap Shares, whether any of those transactions is to be settled by delivery of shares in Telefónica or such other securities, in cash or otherwise.

2.5.2 After the expiry of the First Lock-up Period or Second Lock-up Period or Third Lock-up Period, the Vivendi Parties are authorized to sell and transfer the Telefónica Swap Shares, subject to the provisions of Articles 2.5.1.2, 2.5.1.3 and 2.5.1.4, in an orderly market manner, except that the Vivendi Parties shall not sell the Telefónica Swap Shares in any private transaction to a telecommunication service provider or any affiliate thereof. The Vivendi Parties commit not to sell (including, but not limited to, with respect to any type of transactions regarding derivatives, options, swaps, futures collaterals or securities lending) in any day, directly or indirectly, on any market where the Telefónica shares are traded, any Telefónica Swap Shares in an aggregate amount in excess of 15% of the total amount of the Telefónica shares sold in the Madrid Stock Exchange on such day (excluding block trades and cross trades).

2.5.3 The Vivendi Parties assume the commitments in Article 2.5.1.1 for the benefit of Telefónica and of the entities that acted as Joint Global Coordinators, on behalf of the entities acting as Underwriters, in the offering of shares of Telefónica, S.A. approved by the board of directors of Telefónica, S.A. on March 25, 2015.

2.5.4 The Parties hereby acknowledge and agree that the commitments assumed by the Vivendi Parties in Article 2.5.1 shall not apply to (a) any transfer or sale (including, but not limited to, through any type of transactions regarding derivatives, options, swaps, futures, collaterals, securities lending or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares in the Telefónica Swap Shares) of Telefónica Swap Shares by the Vivendi Parties to any Affiliate of the Vivendi Parties provided that (i) the transferee

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(“Vivendi Affiliate Transferee”) shall agree to become bound by all the obligations of the Vivendi Parties under this Article 2.5, and (ii) the Vivendi Parties remain jointly and severally liable for any action, omission, obligation or breach by the Vivendi Affiliate Transferee; and/or (b) the tendering of the Telefónica Swap Shares to a public tender offer relating to Telefónica launched by a third party that is not an Affiliate of the Vivendi Parties.

2.5.5 The Vivendi Parties shall notify Telefonica in writing as soon as possible once they have transferred, sold or otherwise disposed of 100% of the Telefonica Swap Shares.

2.6. Commitments before CADE. The Vivendi Parties and Telefónica agree to present to CADE a motion in which the Vivendi Parties commit not to exercise their rights as a Telefónica shareholder in a way that could lead to a breach of their commitments undertaken before CADE in relation to the Vivo shares they originally owned, as contemplated in the Acordo em Controle de Concentração entered by the Vivendi Parties and CADE in connection with Ato de Concentração 08700.009732/2014-93.

2.7 Non-public Information. The Vivendi Parties agree and acknowledge, without prejudice to any remedy that the Vivendi Parties may have under this Agreement or under any Applicable Law, that the quarterly results of Vivo and Telefónica are intended to be released on July 29th and July 30th, 2015 respectively, and that at the time of the execution of this Agreement, Telefónica may be in possession of non-public information of Vivo’s and Telefónica’s businesses and operations in this respect which, if made or when made public, could affect the market price of Telefónica or Vivo shares.

2.8 IOF. FrHolding108 and Vivo hereby acknowledge and agree that, if Tax on Financial Transactions (“IOF”) is imposed upon the Conversion, as defined in item 2.2.(c) above, and if Vivo is required to enter into simultaneous foreign exchange transactions and thus incurs the cost of the IOF (“IOF Amount”), FrHolding108 hereby undertakes to reimburse to Vivo the IOF Amount, within 5 (five) Business Days from the date on which FrHolding108 receives an invoice in the name of FrHolding108 stating the total amount of the IOF Amount paid by Vivo and supported by evidences of payment of such IOF Amount. Based on this invoice, FrHolding108 shall remit an amount in US dollars equivalent to the amount in reais of the IOF Amount (such amount to be converted from reais into US dollars based on the average exchange rate published by the Central Bank of Brazil through the SISBACEN system for the date immediately preceding the payment by FrHolding108 to Vivo) to the benefit of Vivo to the following bank account:

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Beneficiary Customer: Telefonica Brasil S.A.

Pay through Banco do Brasil S/A – New York Branch

Cód. Swift: BRASUS33

ABA: 026003557

Destinatary Bank: Banco do Brasil – São Paulo – Brasil

Codigo IBAN: BR2200000000030700000126985C1

Cód. Swift: BRASBRRJSPO

2.8.1 FrHolding108 and Vivendi agree that any payment due by FrHolding108 or Vivendi pursuant to the provisions of this letter shall be made net of taxes, in immediately available funds without set off and without deduction for any withholding, value-added or other similar taxes, charges, fees or assessments, so that the amount to be received by Vivo, as the case may be, is the full amount to be indemnified in accordance with the provisions of this letter.

ARTICLE 3

CLOSING AND TRANSFER OF SHARES

3.1. Closing. The closing of the Swap (“Closing”) shall take place the later of (i) ten (10) Business Days after the fulfilment of the Conditions to Obligations referred to in Articles 2.2(a), 2.2(b) and 2.2 (c) above, and assuming that the Condition referred to in Article 2.2(d) remains satisfied in all respects or (ii) the 1st of September 2015. The date on which the Closing occurs shall be referred to as the “Closing Date”.

3.2. Transactions to Be Effected at the Closing.

3.2.1. For the transfer of the Telefónica Swap Shares to FrHolding108, on the Closing Date:

(a)	at the time agreed by the Parties, FrHolding 108 and Telefónica shall deliver a joint instruction to Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) along with an executed copy of this Agreement, instructing BBVA as participant in Iberclear to effectuate the transfer of title ownership (cambio de titularidad) to FrHolding 108, through the Iberclear participant acting on its behalf, of the Telefónica Swap Shares. The Telefonica Swap Shares will be delivered to the FrHolding108 securities account held by BNP Paribas in Paris or its correspondent bank in Spain;

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(b)	FrHolding 108 shall irrevocably instruct Iberclear participant acting on its behalf to accept the transfer of the Telefónica Swap Shares effectuated by BBVA on behalf of Telefónica; and

(c)	Telefónica shall make available to BBVA the Telefónica Swap Shares.

3.2.2.	For the transfer of the Vivo Swap Shares to Telefónica, on the Closing Date:

(a)	FrHolding108 and Telefónica shall execute a transfer of shares order (ordem de transferência de ações) (“OTA”) issued by Banco Bradesco S.A. (the registrar of Vivo Swap Shares), with all the information required in such OTA to transfer the Vivo Swap Shares to Telefónica, and deliver such OTA to Banco Bradesco S.A. at the time agreed by the Parties. For purposes of this transfer, FrHolding108 and Telefónica shall have provided Banco Bradesco S.A., at least 1 (one) Business Day prior to the Closing Date, with all documentation and information necessary to implement such book entries and transfer; and

(b)	upon delivery of the OTA by FrHolding108 and Telefónica to Banco Bradesco S.A., Telefónica shall cause Vivo to request Banco Bradesco S.A. to issue and deliver to Telefónica a statement confirming the transfer of title ownership of the Vivo Swap Shares to Telefónica.

3.3. Without prejudice to all other acts to be taken and documents to be delivered by each of the Parties to the other as provided in Article 3.2 above, the Parties (a) acknowledge that due to time zone differences between São Paulo and Madrid the acts of Closing cannot occur simultaneously; and (b) agree to carry out all acts, deliver all documents and follow the order and the times as agreed by the Parties before Closing, taking as reference Annex II of the letter signed by the Parties and SP Telecom on the 23rd of June 2015 in relation to the swap of Vivo shares for Telecom Italia shares (“Closing Checklist”) hereto for the Closing, the calculation of the Preliminary Estimated Income Tax Amount, the calculation of the Swap Income Tax Amount, the payment of the Swap Income Tax Amount, the transfer of the Telefónica Swap Shares, and the transfer of the Vivo Swap Shares, which can only be changed with the written consent of the Parties. If any Party fails to take any action required to be taken at Closing pursuant to Article 3.2 above and in the Closing Checklist, all actions effectively taken at Closing shall be deemed null and void and each Party shall take all measures as may be reasonably required to undo and unwind any such action, without prejudice and in addition to any other remedy that the non-defaulting Party may have under this Agreement.

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3.4. The Parties hereby undertake to sign and deliver all the other instruments or documents, as well as to carry out all the recordings, filings and registrations necessary to establish the full effect to the Closing acts and generally to this Agreement pursuant to the Applicable Law.

3.5. Vivendi Guarantee. On the terms and subject to the conditions of this Agreement, Vivendi irrevocably guarantees to Telefónica all the obligations of FrHolding 108 hereunder, including that FrHolding 108 will transfer, or cause to be transferred, on the Closing Date all the Vivo Swap Shares to Telefónica.

ARTICLES 4

REPRESENTATIONS AND WARRANTIES

4.1. Telefónica represents and warrants, as of the date hereof and as of the Closing Date, to the Vivendi Parties, as follows, provided that the truth, completeness and accurateness of such representations and warranties are essential to the Vivendi Parties’ decision to enter into this Agreement:

4.1.1. Authority; Execution and Delivery; Enforceability. Telefónica has or, as the case may be, will have full power and authority to execute this Agreement, comply with its respective obligations hereunder and thereunder and consummate the Transaction. The execution and delivery by Telefónica of this Agreement and the consummation by Telefónica of the Transaction have been or will be duly authorized by all necessary corporate actions. This Agreement constitutes, and will after the Closing, constitute, legal, valid and binding obligations of Telefónica, enforceable against Telefónica in accordance with its terms, except as limited by Applicable Law affecting the enforcement of creditors’ rights generally.

4.1.2. No Conflicts; Consents. The execution and delivery by Telefónica hereof do not and the consummation of the Transaction and compliance by Telefónica with the terms hereof will not contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, to a right to challenge the Transaction or to a loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Telefónica under, any provision of (i) the certificate of incorporation or by-laws (or comparable documents) of Telefónica, (ii) any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement

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(“Contract”) to which Telefónica is a party to or by which any of its properties or assets is bound to or (iii) any Judgment, or Applicable Law applicable to Telefónica or its properties or assets. Except for the approval of CADE and notification to ANATEL referred to in Article 2.2 hereinabove, no consent, approval, waiver, license, permit, franchise, authorization or Judgment (“Consent”) of, or registration, declaration, notice, report, submission or other filing (“Filing”) with, any governmental entity is required to be obtained or made by or with respect to Telefónica in connection with (a) the execution, delivery and performance hereof or the consummation of the Transaction, or (b) the ownership by the Vivendi Parties of the Telefónica Swap Shares following the Closing; or (c) the ownership by Telefónica of the Vivo Swap Shares, following the Closing.

4.1.3. Proceedings. There are no proceedings pending or threatened against Telefónica, before any governmental entity, which, if determined adversely, could interfere with Telefónica’s ability to comply with its obligations under this Agreement.

4.1.4. Telefónica Swap Shares. Telefónica has good and valid title to the Telefónica Swap Shares and FrHolding108 has the requisite power and authority to be the lawful owner of the Telefónica Swap Shares, upon transfer of the Telefónica Swap Shares to FrHolding108 at the Closing, and upon Telefónica’s receipt of the Vivo Swap Shares, good and valid title to the Telefónica Swap Shares will pass to FrHolding108, free and clear of any liens.

4.2. The Vivendi Parties represent and warrant to Telefónica as of the date hereof and as of the Closing Date, as follows, provided that the truth, completeness and accurateness of such representations and warranties are essential to Telefónica’s decision to enter into this Agreement:

4.2.1. Authority; Execution and Delivery; and Enforceability. Each of the Vivendi Parties has full power and authority to execute this Agreement, comply with their respective obligations hereunder and consummate the Transaction. The execution and delivery by the Vivendi Parties of this Agreement and the consummation by the Vivendi Parties of the Transaction have been duly authorized by all necessary corporate action. This Agreement constitutes, and will after the Closing constitute, its legal, valid and binding obligations of the Vivendi Parties, enforceable against them in accordance with its terms, except as limited by Applicable Law affecting the enforcement of creditors’ rights generally.

4.2.2. No Conflicts; Consents. The execution and delivery by the Vivendi Parties hereof do not, and the consummation of the Transaction and compliance by the Vivendi Parties with the terms hereof will not contravene, conflict with, or result in any violation of or default (with or

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without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, to a right to challenge the Transaction or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of the Vivendi Parties or any of their subsidiaries under, any provision of (i) the certificate of incorporation or by-laws (or comparable documents) of each of the Vivendi Parties or any of their subsidiaries, (ii) any Contract to which the Vivendi Parties or any of their subsidiaries is a party to or by which any of their respective properties or assets is bound to or (iii) any Judgment or Applicable Law applicable to the Vivendi Parties or any of their subsidiaries or their respective properties or assets. Except for the approval of CADE and notification to ANATEL referred to in Article 2.2 hereinabove, no Consent of or Filing with any governmental entity is required to be obtained or made by or with respect to the Vivendi Parties or any of their subsidiaries in connection with (a) the execution, delivery and performance hereof or the consummation of the Transaction, or (b) the ownership by FrHolding 108 of the Telefónica Swap Shares following the Closing, or (c) the ownership by Telefónica of the Vivo Swap Shares following the Closing.

4.2.3. Proceedings. There are no proceedings pending or threatened against the Vivendi Parties before any governmental entity, which, if determined adversely, could interfere with the Vivendi Parties ability to comply with their obligations under this Agreement.

4.2.4. Vivo Swap Shares. FrHolding 108 has good and valid title to the Vivo Swap Shares and Telefónica has the requisite power and authority to be the lawful owner of the Vivo Swap Shares, upon transfer of the Vivo Swap Shares to Telefónica at the Closing, and upon FrHolding108’s receipt of the Telefónica Swap Shares good and valid title to the Vivo Swap Shares will pass to Telefónica, free and clear of any liens.

ARTICLE 5

TERMINATION

5.1. Termination. Notwithstanding anything to the contrary herein, this Agreement may be terminated and the Transaction abandoned at any time before the Closing:

(i) by mutual written consent of the Parties;

(ii) by the Vivendi Parties or Telefónica, if the Closing does not occur up to 150 days after the date hereof; provided, however, that the Vivendi Parties or Telefónica shall not be permitted to terminate this Agreement if the failure to consummate the Closing by such date results from,

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respectively, (a) breach by the Vivendi Parties (in the case of termination by the Vivendi Parties) of any of their representations, warranties, covenants or agreements contained herein, or (b) breach by Telefónica (in the case of termination by Telefónica) of any of its representations, warranties, covenants or agreements contained herein;

5.2. Effect of Termination. If this Agreement is terminated and the Transaction is abandoned as described in Article 5.1, then, subject to the next succeeding sentence, this Agreement shall become null and void and of no further force and effect, and all further obligations of the Parties under this Agreement will terminate, except as otherwise set forth in this Article 5.2. Nothing in this Article 5.2 shall be deemed to release any Party from any liability for fraud or any breach by such party and of the terms and provisions hereof, and the rights of the parties to pursue all remedies for any such fraud or breach will survive such termination unimpaired. Each Party’s right of termination under Article 5.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies.

ARTICLE 6

MISCELLANEOUS

6.1. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Party (including by operation of law in connection with a merger, spin-off or consolidation of such Party) without the prior written consent of the other Party. Notwithstanding the foregoing, the Parties may assign their rights hereunder to their Affiliates without the prior written consent of any other party, provided, however, that no assignment shall limit or affect the assignor’s obligations hereunder. Any attempted assignment in violation of this Article 6.1 shall be void.

6.2. No Third-Party Beneficiaries. Except for the provisions in Article 2.5.1.1 above, this Agreement is for the sole benefit of the Parties hereto, its successors and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the Parties hereto, its successors and such assigns, any legal or equitable rights hereunder.

6.3 Communication. No publicity, public announcement, press release or disclosure regarding this Agreement or the Transaction shall be made by one of the Party without the prior written consent of Telefonica or Vivendi, as applicable, on the time, form and content of such public announcement, release or disclosure. This is subject to Applicable Law, provided that in the case of

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a legal or regulatory disclosure requirement, the Party required to make such disclosure shall promptly consult Telefonica or Vivendi, as applicable, in connection with the relevant disclosure requirement and shall take into due account the other Party’s reasonable requests as to the timing, content, and manner of any such disclosure.

Notwithstanding the above, the Parties acknowledge that the Agreement is a shareholder agreement (pacto parasocial) and that, in accordance with Applicable Law, it will need to be filed in the Comisión Nacional del Mercado de Valores (CNMV) and the Spanish Commercial Registry.

6.4. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or overnight courier service or sent by electronic communication (email) and shall be deemed given when so delivered by hand or facsimile, or if mailed, 3 days after mailing (or one Business Day in the case of express mail or overnight courier service, if available), or if sent by electronic communication (emailed), immediately after confirmation of receipt, as follows:

(a) if to the Vivendi Parties:

Vivendi S.A.

42 Avenue de Friedland

75008, Paris, France

At.: Mr. Frédéric Crépin, General Counsel

Phone: +33 1 71 71 11 43

Email: Frederic.crepin@vivendi.com

With copy to (which will not constitute notice):

Pinheiro Neto Advogados

Rua Hungria, n. 1100,

São Paulo, SP, Brasil

CEP 01455-906

At.: Mr. Álvaro Silas Uliani Martins dos Santos

Phone: 55 11 3247-8995

Email: asantos@pn.com.br

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(b) if to Telefónica:

Telefónica S.A.

Ramiro Sánchez de Lerín

Group General Counsel

Telefónica, S.A.

Distrito Telefónica, Edificio Central, Planta Primera

Ronda de la Comunicación

28050 Madrid

Spain

Phone: +34 91 4823828

E-mail: ramiro.sanchezdelerin@telefonica.com

6.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Parties.

6.6. Tolerance; Waiver. No delay by any Party in exercising any power or right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any other power or right. No waiver by any Party of any right hereunder shall be binding unless set forth in writing and such writing expressly states that it is intended to constitute such a waiver. No failure by any Party to exercise any right hereunder shall operate as a waiver of any other or further exercise of such right. A waiver by any Party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy that such Party would otherwise have on any future occasion.

6.7. Entire Agreement. This Agreement contains the entire agreement and understanding between the Parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

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6.8. Severability. If any provision hereof (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances. The Parties shall negotiate a provision to substitute the invalid, illegal or unenforceable provision with similar economic effects to the Parties.

6.9. Enforcement. The Parties acknowledge and further agree that cash indemnities may be inadequate remedy in case of breach of any provision hereunder. Therefore, the compliance with any obligations and covenants contained herein may be demanded through specific performance by the Party who is the creditor of the obligation, and the defaulting Party shall be liable for losses and damages to which it gives rise. This remedy shall not be considered the exclusive remedy for the breach of this Agreement, but only an additional remedy to others that may be available.

6.10. Expenses. Each Party shall bear its respective direct or indirect expenses, arising from the negotiation and drafting of this Agreement, as well as the consummation of the Transaction contemplated hereby.

6.11. Taxes. Unless otherwise established in this Agreement, each Party shall be liable for the payment of any tax for which it is by Applicable Law considered a taxpayer in connection with the Transaction contemplated by this Agreement.

6.12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Kingdom of Spain.

ARTICLE 7

ARBITRATION

7.1. The Parties, including their successors and assignees at any account, hereby agree that any and all dispute, controversy or claim arising out of or in connection with this Agreement, either directly or indirectly, comprising the aspects related to its existence, validity, effectiveness, interpretation, compliance, breach, termination or otherwise, shall be finally settled by arbitration to be administrated by the ICC – the “Chamber”), in accordance with its arbitration rules in effect on the date of filing of the request for arbitration (the “Rules”).

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7.2. The arbitral tribunal shall be constituted by 3 (three) arbitrators (the “Arbitral Tribunal”). Each one of the Parties to the arbitration shall choose its respective arbitrator, according to the Rules. The arbitrators appointed by the Parties (“the co-arbitrators”) shall collectively and in mutual consent appoint a third arbitrator, who shall be the president of the Arbitral Tribunal. In case the co-arbitrators do not reach an agreement as to the nomination of the third arbitrator, the latter will be nominated by the Chamber, pursuant to its Rules.

7.3. The seat of arbitration shall be the City of London, England. If the parties to the arbitration or the Arbitral Tribunal, however, deem necessary to practice acts (such as taking of evidence, conduction of hearings, etc.) in a different place than the seat of arbitration (London, as herein defined) the Arbitral Tribunal shall determine, with justification, the practice of acts in other locations. The arbitral award shall be definitive and shall bind the Parties, their successors and assignees at any account. The Parties, intervening and consenting Parties expressly waive any type of appeal against the arbitration award, except the request for clarification of the arbitral award. The Arbitral Tribunal may not render a decision based on equity.

7.4. The arbitration shall be carried out in English.

7.5. During the course of the arbitration, all the arbitrators’ fees and arbitration costs shall be borne in equal parts, between the claimant side and the respondent side. This shall not be applied with regard to fees of the Parties’ respective attorneys, which shall be borne by each one of the Parties individually.

7.6. Before the constitution of the Arbitral Tribunal, any of the Parties might require to the competent judicial authority any injunction or preliminary relief. Such requirement shall not affect the existence, validity and effectiveness of the arbitration agreement, nor will represent any waiver of the arbitration and the enforceability of the arbitral award. Once the injunction or the preliminary relief sought is reached, and once constituted the Arbitral Tribunal, the full and exclusive competence and authority shall be restituted to the Arbitral Tribunal. Once the Arbitral Tribunal is constituted, it shall have the power to uphold, overturn, modify or extend the contents of the injunction of preliminary relief granted.

7.7. Unless the Parties expressly agree otherwise in writing and unless required by Applicable Law, the Parties their respective representatives, the witnesses, experts, technical assistants, secretaries of the Chamber and the Arbitral Tribunal undertake, as general principle, to keep confidential the existence, content and all the reports and awards pertinent to the arbitration

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procedure, along with all material used therein and created in connection thereto, as well as any other documents produced by any other party during the arbitration procedure which is not of public domain – except if and to the extent that its disclosure might be required to be implemented by a Party, as a consequence of a legal duty, or in the event such Party is seeking protection or legal right, execution or questioning of a decision in legal procedures in good faith before a judicial authority, including to seek any pre-arbitral injunction, pre-arbitral attachment, any other order in aid of the arbitration proceedings or to enforce or challenge a pre-arbitral injunction, and any arbitral order or award in legal proceedings before a court or other competent authority.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly signed in three (3) counterparts, each of which shall be deemed to be an original, but all of which together shall constitute the same agreement, binding upon the Parties and their respective successors.

/s/ Caroline Le Masne de Chermont

Societé d’Investissements et de Gestion 108 SAS
Name: Caroline Le Masne de Chermont
Title: Attorney-in-Fact
/s/ Arnaud de Puyfontaine Vivendi, S.A.
Name: Arnaud de Puyfontaine
Title: Président du Directoire
/s/ Ángel Vilá Boix Telefónica, S.A.
Name: Ángel Vilá Boix
Title: CFO and Corporate Development Officer

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ANNEX I

Spreadsheet with the criteria for the calculation of the withholding income tax

Calculation of the Swap Income Tax Amount on

the Swap of Vivo Preferred Shares for Telefonica Ordinary Shares

Seller Name	Nature of the VIVO Shares being swapped	Number of Shares swapped (A)	Trading Price at the acquisition date (B)	EUR/BRL used for the acquisition (C)	Acquisition Cost in EUR (D=A*B/C)	Stock Consideration in EUR (E=c*d)	Capital Gain in EUR (F=E-D)
SIG 108	Preferred	58,400,000.00	BRL 44.19	3.423730	EUR 753,767,382.36	EUR 623,530,000.00	(EUR 130,237,382.36)

Seller Name	Nature of the VIVO Shares being swapped	Swap Income Tax Amount in EUR (G=F*b)	Swap Income Tax Amount Tax-BRL (H=G*Max[a1, a2]), (see comment 1)
SIG 108	Preferred	EUR 0.00	BRL 0.00

Date of the closing	27/07/2015
BRL/ EUR (PTAX - 2 days before closing)	3.5005	a1
BRL/EUR (PTAX - at closing)	3.4486	a2

Brazilian Withholding Tax	15%	b
Date of the Trading Price	27/07/2015
Telefonica Ordinary Shares (at closing date)	EUR 13.55500	c
Number of Telefonica Ordinary Shares swapped	46,000,000.00	d

Comment 1: Max means that we choose between a1 and a2, whichever is the highest.

Guillaume Girard Group Tax Department